

February 28, 2023

Horacio Rozanski
President and Chief Executive Officer
Booz Allen Hamilton Holding Corp
8283 Greensboro Drive
McLean, VA 22102

> **Re: Booz Allen Hamilton Holding Corp**
> **Form 10-K for the Fiscal Year Ended March 31, 2022**
> **Filed May 20, 2022**
> **File No. 001-34972**

Dear Horacio Rozanski:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services